

July 11, 2013

Via E-mail
Alvaro Garcia-Tunon
Executive Vice President and Chief Financial Officer
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

> **Re:** **Westinghouse Air Brake Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 033-90866**
> **Response dated June 12, 2013**

Dear Mr. Garcia-Tunon:

We have reviewed your response letter dated June 12, 2013 and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 19: Segment Information, page 84

1. Refer to your response to prior comment 3. The response refers to revenues from aftermarket services. In this regard, we note that revenues for "remanufacturing, overhaul and build" appear to be generated from services performed and are in excess of 10% of total revenues for each year presented. Pursuant to Rule 5-03(b)1 and 2 of Regulation S-X, please separately present revenues from, and the associated costs of services, on the face of your statements of operations.

     You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief